Mail Stop 3561

July 7, 2009

John W. McReynolds, President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

Kelcy L. Warren, Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-32740**
>
> **Energy Transfer Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-11727**

Messrs. McReynolds and Warren:

We have reviewed your response letter dated July 1, 2009 and we have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2008

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P
July 1, 2009
Page 2

Compensation Discussion and Analysis, page 184

Components of Executive Compensation, page 187

1. We note your response to comment four from our letter dated June 19, 2009. Please discuss what aspects of your financial results led your Compensation Committee to conclude that your financial performance was strong and therefore, justified the issuance of the new unit awards in the amount forfeited. Also, please discuss the level of discretion your Compensation Committee has to increase or decrease compensation materially, especially in instances where you did not achieve pre-defined performance objectives that you established as a requirement for the vesting of an award or payout.

Item 15. Exhibits and Financial Statement Schedules, page 204

2. We note your response to comment six from our letter dated June 19, 2009. Please confirm that you will file with your Form 10-Q for the quarter ended June 30, 2009 a complete copy of your First Supplemental Note Purchase Agreement dated as of May 24, 2001 to the August 10, 2000 Note Purchase Agreement and a complete copy of your Redemption Agreement, dated as of September 14, 2006 between Energy Transfer Partners, L.P. and CCE Holdings, LLC, including all schedules, exhibits, attachments that are part of these agreements.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director